Exhibit 99.1

ChinaCache International Holdings Ltd. Files 2013 Annual Report on Form 20-F

BEIJING, April 8, 2014 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2013 with the Securities and Exchange Commission (the “SEC”) on April 7, 2014.

The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements, can be accessed and downloaded on the SEC’s website at http://www.sec.gov and the investor relations section of the Company’s website at http://ir.chinacache.com.

Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge by contacting the Investor Relations department, ChinaCache International Holdings Ltd., Section A, Building 3, Dian Tong Creative Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, P.R. China.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

CONTACT:

Ms. Edith Kwan

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Glenn Garmont

The Piacente Group | Investor Relations

Tel: +1 212-481-2050

Email: chinacache@tpg-ir.com